SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRETORS’ MEETING
HELD ON SEPTEMBER 29th, 2014

DATE, TIME AND PLACE: September 29th 2014, at 01:30pm, at the headquarters of TIM Participações S.A. (“Company”), in the city and state of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Franco Bertone, Manoel Horacio Francisco da Silva, Oscar Cicchetti, and Rodrigo Modesto de Abreu, either in person or by means of video conference, as provided in paragraph 2, Article 25 of the Company’s By-laws. Justified the absence of Messrs. Francesca Petralia, Mario Di Mauro and Piergiorgio Peluso. Mr. Jaques Horn also attended this meeting as Legal Officer and Secretary.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge about the recommendation and the activities carried out by the Compensation Committee; (2) To resolve about the conditions for exercise of the second Vesting (2012-2014) of the Second Grant of the Company’s Long-Term Incentive Plan; (3) To resolve about the proposal of the first Grant of the Company’s Long-Term Incentive Plan (2014); and (4) To resolve about contract related to the LT Ran Sharing Project 2014.

RESOLUTIONS:  Upon review and discussion of the subject included in the Agenda the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) To acknowledge about the activities carried out by the Compensation Committee at its meeting held on September 24th, 2014, in accordance with the report presented by Mr. Manoel Horacio da Silva, Chairman of the Compensation Committee, that is filed at the Company’s head offices;

(2) (2.1) To acknowledge about the results of the Second Vesting (2012-2014) of the Second Grant of the Company’s Long-Term Incentive Plan; (2.2) To approve the adoption of a window of exercise, from September, 29th,2014, to October, 5th,2014; and (2.3) To approve the adoption of a period of eight (08) business days for the financial settlement of the purchase of shares subjected to the options, counted from the date of the shares availability to the beneficiaries. All as the recommended by the Compensation Committee of the Company and presented by Mr. Flavio Morelli, Director of People Value, that is filed at the Company’s head offices.

(3) To approve the proposal of the firt Grant of the Company’s Long-Term Incentive Plan (2014), pursuant the recommendation by the Compensation Committee of the Company and presented by Mr. Flavio Morelli, Director of People Value, that is filed at the Company’s head offices.

(4) To approve the execution of an amendment to the agreement of LT Ran Sharing Project 2014, entered into TIM Celular S.A. (“TCEL”), TNL PCS S/A (“OI”) and 14 Brasil Telecom S.A. (“Brt”) and Telemar Norte Leste S/A (TELEMAR) to include the additional cities covered by the referred project for 2015 and to include as a party in such agreement, all in accordance with the presentation of Mr. Janilson Bezerra da Silva Junior, representative of the Network area, and the material provided and filed in the Company’s head offices;

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Franco Bertone, Manoel Horacio Francisco da Silva, Oscar Cicchetti e Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), September 29th, 2014.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 29, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.